Room 4561

November 3, 2006

Mr. Stephen Eastman
President
Homeland Energy Solutions, LLC
951 North Linn Avenue
New Hampton, Iowa 50659

Re: Homeland Energy Solutions, LLC
Amendment No. 1 to Registration Statement on Form SB-2 filed October 12, 2006
File No. 333-135967

Dear Mr. Eastman:

We have reviewed your amended filing and response letter filed on October 12, 2006 and have the following comments.

Amendment No. 1 to Registration Statement on Form SB-2

Registration Statement Facing Page

1.   Please revise your fee rate advisory reference. It appears that Fee Rate Advisory #3 for Fiscal Year 2007 is the applicable advisory from which you calculated your registration fee.

Prospectus Front Cover Page

2.   We note your revised disclosure in response to comment 6 of our letter dated August 17, 2006. Please disclose the fact that there is no limit other than the 49 percent threshold for all investors on how much affiliates may acquire in order to achieve your minimum offering threshold.

Prospectus Summary

3.   We note your revised disclosure in response to comment 7 of our letter dated August 17, 2006. Please briefly elaborate on how the limited liability company structure provided "flexibility in project capitalization."

Mr. Stephen Eastman
Homeland Energy Solutions, LLC
November 3, 2006
Page 2

4.   We note your response to comment 8 of our letter dated August 17, 2006. Please update us as to the status your state registrations.

Suitability of Investors, page 7

5.   We note your response to comment 12 of our letter dated August 17, 2006. Please briefly discuss in your prospectus the basis for your suitability standards.

Subscription Period and Procedures, page 8

6.   We note your response to comment 14 of our letter dated August 17, 2006. Here and elsewhere, as appropriate, please clarify that the two remedies you disclose as available to you on a defaulting note are mutually exclusive. We further note that your disclosure here suggests that the forfeiture remedy is the sole and automatic recourse on a defaulting note.

7.   Please state that you have 48 hours from receipt of subscription funds to submit such funds to your escrow agent. Please further revise to describe when a subscriber is considered to have fully paid.

Distribution Policy, page 29

8.   We note your response to comment 29 of our letter dated August 17, 2006. Please discuss your intent to at least distribute, if permitted and available, amounts that will permit investors to cover their tax obligations as a result of profits allocated, or advise us otherwise regarding such disclosure. We refer you to your disclosure on page 78 and Section 4.1 of your operating agreement.

Management's Discussion and Analysis and Plan of Operation

Plan of Operations and Start-up Ethanol Plant, page 30

9.   We note your response to comment 31 of our letter dated August 17, 2006. You disclose in the last paragraph under project capitalization that the letter of intent with Fagen terminates on December 31, 2007 unless "the basic site and design of [y]our ethanol facility has been determined and mutually agreed upon[and] a specific site or sites have been determined and mutually agreed upon." Meeting such conditions does not appear to require having a debt financing commitment finalized. Please disclose how much you expect to spend of the offering proceeds in order to meet these conditions to extend the term of the letter of intent.

Exhibit 4.3

10.   We note that your executed escrow agreement with Home Federal Savings Bank
         references a maximum offering of 100,000 units. Please advise.

                          *   *   *   *

         As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

         You may contact Stephen Krikorian, Branch Chief, at (202) 551-3488 if you have questions
regarding our comments on the financial statements and related matters. You may contact Daniel
Lee at (202) 551-3477 with any questions. If you need further assistance, you may me at (202)
551-3730.

                                                     Sincerely,

                                                     Barbara C. Jacobs
                                                     Assistant Director

cc: Via Facsimile
         Valerie D. Bandstra, Esq.
         Brown, Winick, Graves, Baskerville & Schoenebaum, P.L.C.
         666 Grand Avenue, Suite 2000
         Des Moines, Iowa 50309-2510
         Telephone: (515) 242-2400
         Facsimile: (515) 283-0231